FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 December 2010

HSBC ANNOUNCES GLOBAL HEAD OF COMMERCIAL BANKING

Alan Keir, currently global co-head of Commercial Banking and head of Commercial Banking Europe has been appointed global head of Commercial Banking with effect from 1 January 2011. He becomes a Group managing director and joins the Group Management Board chaired by Group chief executive-designate, Stuart Gulliver.

Alan, who will be based in London, will have day-to-day responsibility for running all aspects of HSBC's Commercial Banking business. He will report to Sandy Flockhart, Executive Director, HSBC Holdings, and Chairman, Europe, Middle East, Africa, Latin America and Commercial Banking, and Chairman of HSBC Bank plc.

HSBC is one of the world's most international commercial banks with over three million customers in 65 markets. With over 26,000 staff and 7,500 dedicated relationship managers, Commercial Banking contributed over US$4 billion in profit before tax to the Group in 2009.

Commenting on the appointment, Sandy Flockhart said: "HSBC's presence on both sides of most of the world's trade and investment flows means we have a compelling proposition for companies operating across borders.

"Alan has a tremendous understanding of business gained from 19 years' experience in commercial banking. He will work across the business to unlock the full potential of our unrivalled network and international connectivity for the benefit of our customers."

Media enquiries to:

London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Patrick McGuinness	+852 3663 6883	patrickmcguinness@hsbc.com

Investor Relations enquiries to:

Alastair Brown	+44 (0)20 7992 1938	alastair.brown@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                    Title: Assistant Group Secretary

                                                                                       Date: 23 December, 2010